Exhibit 4.9

Disney Enterprises, Inc.

October 1, 2004

TO:	Euro Disney SCA

FROM:	Disney Enterprises, Inc.

Ladies and Gentlemen:

We refer to (1) the Standby Revolving Credit Agreement (the “Standby Credit”) dated August 5, 1994 between Euro Disney SCA and Disney Enterprises, Inc. (formerly The Walt Disney Company) and (ii) the Memorandum of Agreement dated June 8, 2004 among Euro Disney, Euro Disneyland SNC, EDL Hôtels SCA, the Hotel SNCs (as defined therein), The Walt Disney Company (“TWDC”), Caisse des Dépôts et Consignations, the Lenders (as defined therein), BNP Paribas, Calyon and the Steering Committee, as amended on September 27, 2004 (the “Memorandum of Agreement”), and more particularly its Article 7.1.1 (as amended).

Effective on and as of the date hereof, and subject only to the condition subsequent set forth below, we hereby discharge Euro Disney SCA of it obligation to repay to us a portion, equal to the amount of € 10 million, of the principal currently outstanding under the Standby Credit (such € 10 million portion being hereinafter referred to as the “Discharged Amount”) and hereby waive all claims with respect to our rights to enforce the repayment of such Discharged Amount.

The foregoing discharge of the Discharged Amount and waiver of rights of repayment with respect thereto are subject to the condition subsequent that all transactions, documents, contracts and amendments contemplated by the Memorandum of Agreement will have been unconditionally and irrevocably completed, closed and executed and become unconditionally and irrevocably effective no later than March 31, 2005, unless otherwise agreed in writing by us by no later than April 30, 2005.

In the event that the condition referred to in the preceding paragraph is not satisfied, the foregoing discharge and waiver will automatically terminate and be of no further force or effect on the fifth Business Day following April 30, 2005 (such day being the “Early Termination Date”) with no notice or other action required on our part or on the part of any other person or entity, and on the Early Termination Date the Discharged Amount will be reinstated in full and will become immediately due and payable in full to us on such date, together with interest calculated as provided by the Standby Credit from (and including) the date hereof to (but excluding) the Early Termination Date. For purposes hereof, a “Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in Los Angeles and Paris.

This letter shall he governed by, and interpreted iii accordance with, the laws of the State of New York without reference to the choice of law doctrine. Any disputes arising from this letter shall be submitted to the exclusive jurisdiction of the courts of the State of New York or of the United States District Court for the Southern District of New York.

Very truly yours,

Disney Enterprises, Inc.
By: Joseph M. Santaniello